UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Century Dragon Media, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
                    (310) 843-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons.	Richard Rappaport
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	3,043,916 (1)
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	3,043,916 (1)
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,043,916 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	11.5% (2)

14.	Type of Reporting Person (See Instructions)
IN

(1)  Includes (i) 312,479 shares of Common Stock and a warrant to purchase 122,346 shares of Common Stock owned by the Reporting Person; (ii) 90,720 shares of Common Stock and a warrant to purchase 35,520 shares of Common Stock owned by the Amanda Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant; (iii) 90,720 shares of Common Stock and a warrant to purchase 35,520 shares of Common Stock owned by the Kailey Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant and (iv) 1,418,057 shares of Common Stock and a warrant to purchase 938,554 shares of Common Stock owned by WestPark Capital Financial Services, LLC, of which the Reporting Person is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant.

(2)  Based on 25,312,837 shares of Common Stock outstanding as of April 30, 2010 and the warrants referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated April 30, 2010, to Schedule 13D is filed on behalf of Richard Rappaport (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission March 17, 2008 (the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of China Century Dragon Media, Inc. (formerly known as SRKP 25, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

On December 17, 2007, the Reporting Person acquired directly from the Issuer 1,099,938 shares of Common Stock at an aggregate purchase price of $775.02 and a warrant to purchase 1,099,938 shares of Common Stock at an exercise price of $0.0001 per share (the "Warrant"), for an aggregate purchase price equal to $387.51. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of December 17, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

On December 17, 2007, the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the "Rappaport Trusts") each acquired directly from the Issuer 319,338 shares of Common Stock at a purchase price equal to $225.01 and a warrant to purchase 319,338 shares of Common Stock at an exercise price of $0.0001 per share (the “Rappaport Warrants”), for a purchase price equal to $112.50. The source of funding for these purchases was working capital. The Rappaport Warrants are immediately exercisable and expire on the earlier of December 17, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.  The Reporting Person serves as the sole Trustee of the Rappaport Trusts. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

On December 17, 2007, WestPark Capital Financial Services, LLC ("WestPark") acquired directly from the Issuer 2,773,979 shares of Common Stock at an aggregate purchase price of $1,954.55 and a warrant to purchase 2,773,979 shares of Common Stock at an exercise price of $0.0001 per share (the “WestPark Warrant” and together with the Warrant and the Rappaport Warrants, the “Aggregate Warrants”), for an aggregate purchase price equal to $977.27. The source of funding for this purchase was working capital. The WestPark Warrant is immediately exercisable and expires on the earlier of December 17, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.  The Reporting Person serves as the Chief Executive Officer ("CEO") and Chairman of WestPark. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

As more fully described in Item 4, which is incorporated herein by reference, on April 30, 2010, in connection with a share exchange transaction, the Reporting Person canceled (i) 787,459 shares of Common Stock and a warrant to purchase 977,592 shares of Common Stock owned by the Reporting Person; (ii) 228,618 shares of Common Stock and a warrant to purchase 283,818 shares of Common Stock owned by the Amanda Rappaport Trust; (iii) 228,618 shares of common stock and a warrant to purchase 283,818 shares of common stock owned by the Kailey Rapport Trust; and (iv) 1,355,922 shares of Common Stock and a warrant to purchase 1,835,425 shares of Common Stock owned by West Park which decreased the aggregate number of shares beneficially owned by the Reporting Person from 9,025,186 shares of Common Stock to 3,043,916 shares of Common Stock.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4.   Purpose of Transaction

Effective March 31, 2010, the Company entered into a share exchange agreement with CD Media (Holding) Co., Limited, a British Virgin Islands corporation (“CD Media BVI”), Huizhou CD Media Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“CD Media Huizhou”) and all of the shareholders of CD Media BVI (the “Shareholders”).  On April 23, 2010, the parties to the share exchange agreement entered into an amended and restated share exchange agreement (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 19,100,000 shares of its Common Stock to the Shareholders in exchange for all of the issued and outstanding shares of CD Media BVI (the “Share Exchange”).  The Share Exchange closed on April 30, 2010.

Immediately prior to the Share Exchange and pursuant to the Exchange Agreement, the Issuer and its stockholders agreed to cancel an aggregate of 4,450,390 shares of common stock and warrants to purchase 5,677,057 shares of common stock such that there were 2,646,000 shares of common stock outstanding and warrants outstanding to purchase 1,419,333 shares of common stock immediately prior to the Share Exchange.  As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the stockholders that agreed to cancel shares and warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 3,043,916 shares of Common Stock, representing 11.5% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of April 30, 2010).

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 3,043,916 shares of Common Stock beneficially owned by the Reporting Person.

(c) All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,043,916 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Amended and Restated Share Exchange Agreement, dated April 23, 2010, by and among SRKP 25, Inc., CD Media (Holding) Co., Limited, Huizhou CD Media Co., Ltd. and all of the shareholders of CD Media (Holding) Co., Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  May 19, 2010

RICHARD RAPPAPORT

By:
/s/ Richard Rappaport
By: Richard Rappaport

EXHIBIT INDEX

Exhibit 1
Amended and Restated Share Exchange Agreement, dated April 23, 2010, by and among SRKP 25, Inc., CD Media (Holding) Co., Limited, Huizhou CD Media Co., Ltd. and all of the shareholders of CD Media (Holding) Co., Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010).